UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Advocat, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
007586-10-0

(CUSIP Number)
Chad McCurdy
c/o Advocat, Inc.
1621 Galleria Blvd.
Brentwood TN 37027
(615) 771-7575

(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications)
March 18, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240,13d-1(f) or 240.13d-1(g), check the following box ☑.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	007586-10-0

1	NAMES OF REPORTING PERSONS: Chad McCurdy I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		24,200 shares of Common Stock

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		608,100 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWERS:
REPORTING
PERSON		24,200 shares of Common Stock

WITH	10	SHARES DISPOSITIVE POWER:

608,100 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
632,300 shares of Common Stock, composed of 567,100 shares directly owned by Marlin Capital Partners, LLC, 14,200 shares owned through Mr. McCurdy's IRA, 10,000 shares issuable on the exercise of options held by Mr. McCurdy, 40,000 shares owned jointly by Mr. McCurdy and his wife, and 1,000 shares owned by Mr. McCurdy's dependent child.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.12%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	007586-10-0

1	NAMES OF REPORTING PERSONS: Marlin Capital Partners, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 007586-10-0

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0 shares of Common Stock

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		567,100 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWERS:
REPORTING
PERSON		0 shares of Common Stock

WITH	10	SHARES DISPOSITIVE POWER:

567,100 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
567,100 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑ Excludes shares beneficially owned by Chad McCurdy (the Managing Partner of Marlin Capital Partners, LLC), personally.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.99%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

00

Item 1: Security and Issuer.
     This statement relates to the common stock, $0.01 par value per share (“Common Stock”), issued by Advocat, Inc. (the “Company” or the “Issuer”) whose principal executive offices are located at 1621 Galleria Boulevard, Brentwood, TN, 37027.
Item 2: Identity and Background.
(a)	The name of the person filing this statement is Chad A. McCurdy (“Mr. McCurdy”).

(b)	The business address of Mr. McCurdy is 5429 LBJ Freeway, Suite 400, Dallas, TX, 75240.

(c)	The principal occupation of Mr. McCurdy is Managing Partner of Marlin Capital Partners, LLC (“Marlin”). The principal business of Marlin is investment in securities, and its address is 5429 LBJ Freeway, Suite 400, Dallas, TX, 75240.

(d)	During the last five years, Mr. McCurdy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) .

(e)	During the last five years, Mr. McCurdy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. McCurdy is a United States citizen.
Marlin Capital Partners, LLC:
     Marlin is a limited liability company formed under the laws of the State of Texas. Mr. McCurdy is the Managing Partner and sole controlling person of Marlin. Marlin has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     The acquisition identified in Item 5(c) by Marlin was funded with $643,750 of the working capital of Marlin Capital Partners, LLC. The other acquisitions were by Mr. McCurdy in consideration of his service as a director of the Company.
Item 4. Purpose of Transaction.
     Mr. McCurdy and Marlin beneficially hold the shares of Common Stock described herein for investment purposes. Mr. McCurdy may make additional purchases for investment purposes from time to time, through Marlin or directly. In addition, Mr. McCurdy is a director of the Issuer and will continue to participate in incentive programs available to non-management directors. As a director, Mr. McCurdy has a continuing role in the governance of the Company, and in this role he may in the future make proposals or offer input on proposals with respect to the matters set forth in (a) through (j) of Item 4 of Schedule 13D. Marlin may support Mr. McCurdy in such proposals or make proposals of its own.

     Except as set forth above neither Marlin nor Mr. McCurdy has any current plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
(a)	Mr. McCurdy beneficially owns 11.12% of the Issuer’s Common Stock, or 632,300 shares of Common Stock, composed of 567,100 shares directly owned by Marlin Capital Partners, LLC, 14,200 shares owned through Mr. McCurdy’s IRA, 10,000 shares issuable on the exercise of options held by Mr. McCurdy, 40,000 shares owned jointly by Mr. McCurdy and his wife, and 1,000 shares owned by Mr. McCurdy’s dependent child. Marlin beneficially owns 9.99% of the Common Stock of the Issuer consisting of 567,100 shares of Common Stock held directly.

(b)	Mr. McCurdy beneficially owns the following number of shares of Common Stock with:
Sole Voting Power: 24,200 shares of Common Stock
Shared Voting Power: 608,100 shares of Common Stock
Sole Dispositive Power: 24,200 shares of Common Stock
Shared Dispositive Power: 608,100 shares of Common Stock
     Mr. McCurdy shares voting power and dispositive power with his wife, Candice McCurdy, with respect to 40,000 shares owned jointly by the McCurdy’s and 1,000 shares owned by Mr. McCurdy’s dependent child. Ms. McCurdy is a homemaker. Her address is 5429 LBJ Freeway, Suite 400, Dallas, Texas 75240. During the last five years, Ms. McCurdy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Ms. McCurdy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. She is a citizen of the United States.
     In addition, Mr. McCurdy shares voting power and dispositive power with respect to 567,100 shares of Common Stock beneficially owned by Marlin, of which he is the Managing Partner.
     Marlin beneficially owns the following number of shares of Common Stock with:
Sole Voting Power: 0 shares of Common Stock
Shared Voting Power: 567,100 shares of Common Stock
Sole Dispositive Power: 0 shares of Common Stock
Shared Dispositive Power: 567,100 shares of Common Stock
(c)	On March, 18, 2009, Marlin purchased 257,500 shares of Common Stock in an open market transaction at a price of $2.50 per share. On March 13, 2009, in consideration of his service as a director of the Company, Mr. McCurdy received Stock Settled Stock Appreciation Rights from Advocat equal to 1,000 shares of Common Stock at an initial price of $2.37 per share. On March 3, 2009, in consideration of his service as a director of the Company, Mr. McCurdy received an option to purchase 15,000 shares of Common Stock with an exercise price of $10.80. Other than these transactions, neither Marlin nor Mr. McCurdy has effected any transactions in the securities of the Company in the past sixty days.

(d)	Not applicable

(e)	Not applicable
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Other than as described in Items 3, 4 and 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. McCurdy and Marlin and any person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Company.
Item 7. Material to be filed as Exhibits.
1.	Joint Filing Agreement of Chad McCurdy and Marlin Capital Partners, LLC.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 9, 2009

/s/ Chad McCurdy Chad McCurdy